                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
                      (Amendment No. 2)

          Under the Securities Exchange Act of 1934


      THOMAS EDISON INNS, INC., a Michigan corporation
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                         884396 10 2
                       (CUSIP Number)

                     Gerard Belisle, Jr.
Meritage Hospitality Group Incorporated 40 Pearl Street, N.W., Suite 430
                   Grand Rapids, MI  49503
                       (616) 776-2600
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      December 13, 1995
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meritage Hospitality Group Incorporated
     65 - 0457574
 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     SC
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     Florida, United States
                7    Sole Voting Power

  Number Of             1,554,405
   Shares       8    Shared Voting Power
 Beneficially
   Owned By              -0-
     Each       9    Sole Dispositive Power
  Reporting
   Person              1,554,405
    With        10   Shared Dispositive Power

                         -0-
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       1,554,405
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.5%
 14  Type Of Reporting Person

     CO

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Christopher B. Hewett

 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of              3,000
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,554,405
     Each       9    Sole Dispositive Power
  Reporting
   Person                3,000
    With        10   Shared Dispositive Power

                       1,554,405
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

        1,557,405
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

       51.6%
 14  Type Of Reporting Person

     IN

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert E. Schermer, Jr.

 2   Check The Appropriate Box If A Member Of A Group               (a)[ ]
                                                                    (b)[x]

 3   SEC Use Only



 4   Source of Funds

     PF
 5  Check Box If Disclosure Of Legal Proceedings Is                    [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     United States of America
                7    Sole Voting Power

  Number Of               100
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            1,554,405
     Each       9    Sole Dispositive Power
  Reporting
   Person                 100
    With        10   Shared Dispositive Power

                       1,554,405
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

                       1,554,505
 12  Check Box If The Aggregate Amount In Row (11) Excludes            [ ]
     Certain Shares

 13  Percent Of Class Represented By Amount In Row (11)

         51.5%
 14  Type Of Reporting Person

     IN

     This is the second amendment to a statement on Schedule 13D originally filed on September 29, 1995, and amended on December 12, 1995, (the "Original Statement") with respect to the common stock, $.01 par value of Thomas Edison Inns, Inc., a Michigan corporation (the "Issuer"). Item 4 of the Original Statement is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

     Item 4 is amended by adding the following information:

     On December 13, 1995, Meritage executed a written consent as holder of the majority of the outstanding common stock of the Issuer which (1) amended the Bylaws of the Issuer as set forth below, (2) fixed the number of directors at 10 and (3) added the following individuals to the Board of
Directors:

     Gerard Belisle, Jr.
     Christopher B. Hewett
     Joseph L. Magini
     Robert E. Schermer, Jr.
     Robert E. Schermer, Sr.

     Article III sec. 1 of the Bylaws of the Issuer was amended to allow the holders of the majority of the outstanding common stock to fix by vote or written consent the number of directors. Article III sec. 2 of the Bylaws was amended to allow the holders of the majority of the outstanding common stock to fill by vote or written consent vacancies on the board of directors.

     A majority of the newly constituted board of directors have called a meeting of the board of directors for December 14, 1995. The following issues may be considered for action at the meeting of the board of directors:

     (a) The election of a new chairman of the board of directors (it is anticipated that Mr. Schermer, Sr., will be nominated);

     (b) Removal of the existing officers of the Issuer;

     (c) The appointment of new officers (it is anticipated that Mr. Hewett will be nominated for the office of President and Chief Executive Officer, Mr. Schermer, Jr., will be nominated for Executive Vice President and Secretary, and Mr. Belisle, Jr., an officer of Meritage, will be nominated for Vice President and Treasurer);

     (d) The election of new directors for the subsidiaries (the St. Clair Inn, Inc., a Michigan corporation, the Spring Lake Inn, Inc., a Michigan corporation, and Thomas Edison Inn, Incorporated, a Michigan corporation) of the Issuer (it is anticipated that Mr. Hewett, Mr. Schermer, Jr. and Mr. Belisle, Jr., will be nominated);

     (e) The creation of an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee;

     (f) The termination of the Management Agreement among Innkeepers and the Issuer and its subsidiaries;

     (g) Review of the attorneys, accountants and public relations firms currently employed by the Issuer;

     (h) The change of the registered agent and registered office;

     (i) Update on the Fairness Opinion to be issued by Roney & Co. regarding the fairness from a financial point of view of the Stock Purchase Agreement;

     (j) The lawsuit filed in the Circuit Court for the County of St.
Clair, TEI Acquisition, Inc., v. Meritage Hospitality Group Incorporated, Thomas Edison Inns, Inc., Raymond A. Weigel, III, Joseph P. Michael, William
F. Ehinger, David C. Distad, and Rebecca A. Awtry (Case No. 95-00-33-88);
and

     (k) Such other matters as may properly come before the board.

                          SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1995


MERITAGE HOSPITALITY GROUP INCORPORATED

/s/Christopher B. Hewett
-------------------------
Christopher B. Hewett
President


/s/Christopher B. Hewett
---------------------------
Christopher B. Hewett
Individually


/s/Robert E. Schermer, Jr.
--------------------------
Robert E. Schermer, Jr.
Individually